Exhibit 99.2

Adira Energy Ltd.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine month periods ended September 30, 2015

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. ("Adira", "we", "our", "us",  or the "Company") for the three and nine month periods ended September 30, 2015, which has been prepared on the basis of information available up until November 26, 2015. This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Company's interim consolidated financial statements for the three and nine month periods ended September 30, 2015, as well as the annual consolidated financial statements for the year ended December 31, 2014, together with the notes thereto, available under the Company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

All monetary amounts are reported in United States dollars and in accordance with International Financial Reporting Standards ('IFRS") unless otherwise noted. This MD&A is dated November 26, 2015.

Forward-Looking Statements

This MD&A (including, without limitation, the sections discussing Adira's Financial Conditions and Results of Operations) contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "contemplate", "target", "believe", "plan", "estimate", "expect" and "intend" and statements that an event or result "may", "will", "can", "should", "could" or "might" occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management's expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company's control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

Information on the Company
Adira was initially incorporated as an oil and gas exploration company with a focus on early-stage exploration in the State of Israel. The focus of the Company has changed as detailed below. The Company's current trading symbol on the TSX Venture Exchange (the "Exchange") is "ADL". The Company also trades on the OTC Bulletin Board with the trading symbol "ADENF" and on the Frankfurt Stock Exchange with the trading symbol "OAM1".
The Company has an option ("Yam Hadera Option") to acquire up to a 15% participating interest in the Yam Hadera license (the "Yam Hadera License"), located 30 kilometers offshore Israel, between Hadera and Haifa. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.  On September 22, 2014, the Petroleum Commissioner of the State of Israel advised the operator that the Yam Hadera License expired, without further extension being granted, due to the milestones in their work program not being achieved and on October 22, 2014, the operator sent a letter of appeal to the decision with the Minister of Energy and Water of the State of Israel, however, as of this date, no reply has been received.
On May 7, 2015, the Company completed a non-brokered private placement of 4,820,000 units (the "Units") for gross proceeds of $241 thousand (net of $228 thousand). Each Unit consists of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CAN$0.05 per Common Share until May 6, 2018. The funds raised were for working capital purposes.

On August 9, 79,012,640 warrants expired. During the nine month period ended September 30, 2015, 114,667 options expired or were forfeited.
On November 5, 2015, the Company and SMAART Holdings Inc. (the "Target") and the shareholders of the Target entered into a letter of intent (the "LOI") pursuant to which the Target and Adira will complete a transaction (the "Transaction"), pursuant to which the resulting corporation (the "Resulting Issuer") will continue to be listed on the TSX Venture Exchange (the "TSXV").

SMAART Holdings Inc. is a British Columbia based corporation owned by D. Paul Stanford of Oregon and TY & Sons Investments Inc. of Vancouver, BC (controlled by Talal Yassin) that owns a Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following subsidiaries:

•	Empower Healthcare Corporation ("EHC") is an Oregon based corporation that provides physician services to patients across the USA. EHC has over 200,000 patient records, including those of its predecessor entities, The Hemp & Cannabis Foundation Medical Clinics, also known as THCF Medical Clinics, and Presto Quality Care Corp. EHC and these predecessors were started by D. Paul Stanford in 1999 employing medical doctors to assist patients to obtain their state's medical marijuana permits. EHC has helped patients receive medical marijuana permits in Oregon, Washington, Hawaii, California, Colorado, Nevada, Michigan, Montana and Arizona. EHC has further helped patients in other states to obtain an Oregon medical marijuana permit. EHC and its predecessors have spent over US$2,000,000 to fund state-licensed medical marijuana cultivation and to change marijuana laws in Oregon, and a further amount of approximately $2,000,000 advertising THCF Medical Clinics since 2003.

•	The Hemp & Cannabis Company ("THCC") includes SMAART Inc., both Oregon corporations. THCC's business is the production, processing and branding of products made from cannabis and hemp. THCC owns and leases real estate on which they grow cannabis with state licenses in both Oregon and Washington. THCC harvested an existing inventory of cannabis in both states in the autumn of 2015.

•	THCF Access Points is an Oregon corporation that intends to obtain medical dispensary licenses.

The Transaction is subject to a number of conditions typical in a transaction of this nature, including without limitation, the approval by at least 66 2/3% of the votes cast by Adira shareholders at a special meeting of Adira shareholders to approve the Transaction and the approval of the TSXV. On closing of the Transaction, it is expected that current shareholders of Adira will own 10% of the Resulting Issuer, while the current shareholders of the Target will own the remaining 90%.

In addition, the transaction is conditional on the Target completing a financing, to close concurrently with the completion of the Transaction whereby net proceeds of at least $2,400,000 are raised. Such funds will be available as working capital for the Resulting Issuer.

The Board of Directors of the Resulting Issuer will initially consist of seven directors, five of which shall be nominated by the Target and two of which shall be nominated by Adira.

In connection with the Transaction, Adira has advanced US$25,000 to the Target to meet the Target's ongoing working capital requirements pending the completion of this transaction. It is anticipated that a further sum of up to US$75,000 will be advanced upon receiving the approval of the TSXV following the submission of a filing package by Adira with respect to the Transaction. Finally, an additional US$100,000 will be advanced to the Target upon the receipt of the conditional approval of the TSXV with respect to the Transaction. These loan advances will be secured by the assets of the Target.

Capital Expenditures and Divestitures

During the three and nine month periods ended September 30, 2015, the Company did not incur any capital expenditures and disposed of property and equipment in the net amount of approximately $1 thousand which relates primarily to computer equipment.

The Company's currently has no planned capital expenditures for the next twelve months.
Additional Disclosure for Venture Issuers without Significant Revenues:
	Nine Month Period Ended September 30,		Three Month Period Ended September 30,
	2015	2014	2015	2014
	U.S. dollars in thousands

General and administrative expenses (including share based compensation)	$214	$318	$20	$161

Discussion of Operations

The following is a discussion of the results of operations which have been derived from the interim consolidated financial statements of the Company for the nine and three month periods ended September 30, 2015:

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
	Unaudited

Expenses:
General and administrative expenses *)	214	318	25	161
Impairment charge (reversal)	-	(1,126)	-	-

Total expenses	214	(808)	25	161

Operating profit (loss)	(214)	808	(25)	(161)

Finance income	5	77	5	77
Finance expense	(44)	(7)	-	-

Profit (loss) before income tax expense	(253)	878	(20)	(84)
Income tax expense	-	-	-	-

Net comprehensive profit (loss)	$(253)	$878	$(20)	$(84)

Three month period ended September 30, 2015, compared to the three month period ended September 30, 2014
Expenses
General and Administrative Expenses

For the three month period ended September 30, 2015, general and administrative expenses amounted to $25 thousand as compared to $161 thousand for the three month period ended September 30, 2014. The decrease in general and administrative expenses resulted primarily from the decrease of the Company's exploration activities since its suspended operations on its Israeli offshore licenses, which has resulted in a significant reduction in the number of people that it employed and a reduction in rental and other related expenses.

Financing Income/Expense

For the three month period ended September 30, 2015, the foreign exchange loss amounted to $5 thousand as compared to a gain of $77 thousand for the three month period ended September 30, 2014. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel, most of its monetary assets are held in Canadian dollars and most of its expenditures are made in Canadian dollars. However, it also has expenditures in NIS and US dollars. The Company has not hedged its exposure to currency fluctuations.
Net Profit/Loss
The Company reported a net loss and comprehensive loss for the three month period ended September 30, 2015 of $20 thousand as compared to a net loss and comprehensive loss of $84 thousand for the three month period ended September 30, 2014. The primary reason for the loss in 2015 is due to general and administration expenses incurred by the Company, with no related income.
Inflation
During the three month periods ended September 30, 2015 and September 30, 2014, inflation has not had a material impact on the Company's operations.

Nine month period ended September 30, 2015, compared to the Nine month period ended September 30, 2014

Expenses
General and Administrative Expenses

For the nine month period ended September 30, 2015, general and administrative expenses amounted to $214 thousand as compared to $318 thousand for the nine month period ended September 30, 2014. General and administrative expenses remain relatively low as the Company seeks additional sources of financing to fund its operations.

Gain on settlement of accounts payable and others payables

For the nine month period ended September 30, 2015, the Company recorded a gain on settlement of $ nil, compared to a gain of $1.1 million for the nine month period ended September 30, 2014. The gain in 2014 was a result of settlement agreements reached with suppliers which were lower than the obligations recorded during previous periods.

Financing Income/Expense

For the nine month period ended September 30, 2015, the foreign exchange loss amounted to $39 thousand as compared to a net profit of $70 thousand for the nine month period ended September 30, 2014. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel, most of its monetary assets are held in Canadian dollars and most of its expenditures are made in Canadian dollars. However, it also has expenditures in NIS and US dollars. The Company has not hedged its exposure to currency fluctuations.
Net Profit/Loss
The Company reported a net loss and comprehensive loss for the nine month period ended September 30, 2015 of $253 thousand as compared to a net profit and comprehensive profit of $878 thousand for the nine month period ended September 30, 2014. The primary reason for the loss in 2015 is due to general and administration expenses, with no related income. The profit in 2014 is due to settlement agreements reached with suppliers which were lower than the obligations recorded during previous periods.
Inflation
During the nine month periods ended September 30, 2014 and September 30, 2013, inflation has not had a material impact on the Company's operations.

Summary of Quarterly Results

	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
	U.S dollars in thousands, except per share data
Revenues	$-	-	-	-
Net Profit (loss)	$(20)	(155)	(78)	(143)
Net Profit (loss) per share*	$(0.00)	(0.01)	(0.01)	(0.01)
*Attributable to equity holders of the Company, post share consolidation

	Quarter ended
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
	U.S dollars in thousands, except per share data
Revenues	$-	-	-	-
Net Profit (loss)	$(84)	516	446	(70)
Net Profit (loss) per share*	$(0.01)	0.04	0.04	(0.05)
*Attributable to equity holders of the Company, post Consolidation

Net profit (loss) per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. The net loss for the quarter ended December 31, 2013, was significantly reduced in line with the reduced activities of the Company. The profit during the first and second quarters of 2014 is due primarily to the Gain on settlement of accounts payable and others payables. The loss during the third and fourth quarter of 2014 is as a result of no change in the gain on settlement of accounts payable and others payables, and no revenues to offset against general and administrative expenses. During the first, second and third quarters of 2015 the Company recorded losses as we incur general and administration expenses.

Liquidity

Liquidity is a measure of a company's ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.
The Company has an accumulated deficit of $34.1 million as of September 30, 2015 ($33.7 million as of September 30, 2014), and the Company had negative cash flows from operations of $368 thousand during the nine month period ended September 30, 2015 (negative cash flows of $247 thousand during the nine month period ended September 30, 2014). The ability of the Company to continue a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.
There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.
Three month period ended September 30, 2015, compared to the three month period ended September 30, 2014
During the three month period ended September 30, 2015, the Company's overall position of cash and cash equivalents decreased by $25 thousand. This decrease in cash can be attributed to the following:
The Company's net cash used in operating activities during the three month period ended September 30, 2015 was $25 thousand as compared to $46 thousand for the three month period ended September 30, 2014. This decrease is due to the reduced activities during the period.
Cash provided from investing activities during the three month period ended September 30, 2015 was $ nil as compared to $11 thousand for the three month period ended September 30, 2014.
Cash provided by financing activities for the three month period ended September 30, 2015 was $ nil as compared to $60 thousand for the three month period ended September 30, 2014. During the second quarter of 2014, the companies concluded a non-brokered private placement.
There are no legal restrictions on transferring funds between Canada and Israel.

Nine month period ended September 30, 2015, compared to the Nine month period ended September 30, 2014
During the nine month period ended September 30, 2015, the Company's overall position of cash and cash equivalents decreased by $130 thousand. This decrease in cash can be attributed to the following:
The Company's net cash used from operating activities during the nine month period ended September 30, 2015 was $368 thousand as compared to net cash used of $247 thousand for the nine month period ended September 30, 2014. The net cash used from operating activities is higher in 2015 due to the settlement of debts to suppliers and related parties.
Cash generated from investing activities during the nine month period ended September 30, 2015, was $10 thousand as compared to cash used in investing activities of $26 thousand during the nine month period ended September 30, 2014. The generation of cash from investment activities in both 2015 and 2014 relates primarily to the decreased in restricted deposits.
Cash provided by financing activities for the nine month period ended September 30, 2015 was $228 thousand as compared to $60 thousand for the nine month period ended September 30, 2014. The reason for the increase in 2015 is as a result of a non-brokered private placement that was concluded during the second quarter.
There are no legal restrictions on transferring funds between Canada and Israel.

Capital Resources

At September 30, 2015, the Company's cash and cash equivalents were $204 thousand (September 30, 2014 - $452 thousand). The majority of this balance is being held in Canadian Dollars. Our working capital at September 30, 2015 was $163 thousand as compared to $303 thousand at September 30, 2014.

Commitments

The Company's share of the remaining contractual commitments for the licenses is nil. The Company has an agreement for the lease of the offices in Toronto, Canada for a period ending during 2015.

Disclosure of Outstanding Share Data

As of the date hereof, the Company has 17,112,022 common shares outstanding, 4,820,000 warrants outstanding and 271,333 options granted to directors, officers and consultants.

Management of Capital
The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company's capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company's operations. Achieving this objective requires management to consider the underlying nature of exploration activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

Off-Balance Sheet arrangements

See "Commitments" above.

Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the nine month period ended September 30, 2014, the Company incurred $60 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $171 thousand during the nine month period ended September 30, 2013.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions
See "Information on the Company" above for details about a proposed transaction with Target.
Critical Accounting Policies and Estimates
Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:
•	Share-based payment transactions;
•	Impairment of financial assets; and
The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Share-based payment transactions
The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.
The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. Fair value measurement of all options and warrants granted is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.
The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost.

As of the date hereof, there is objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company's internal controls over financial reporting in the nine month period ended September 30, 2015, which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

As of September 30, 2015, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company's chief financial officer. Based on these evaluations, the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

Financial Instruments and Other Instruments

The Company's financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Restricted Cash	- Held-for-trading;
Accounts receivable	- Receivables;
Accounts payable and accrued liabilities	- Other financial liabilities;

The carrying values of cash and cash equivalents, restricted cash and accounts receivable and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

Risks and Uncertainties

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company's investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions. Concentration of credit risk exists with respect to the Company's cash and cash equivalents and accounts receivable.  As at September 30, 2015, the Company's exposure is for cash held in bank accounts, including restricted deposit, in the amount of $204 thousand and on accounts and other receivable of $7 thousand. None of the Company's accounts receivable is overdue as at September 30, 2015.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As at September 30, 2015, the Company had cash and cash equivalents of $204 thousand, and accounts and other receivables of $7 against current trade and other payables in the amount of $48 thousand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of two types of risk: interest rate risk, and foreign currency risk.

(i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company's monetary assets are held in US dollars and most of the Company's expenditures are made in US dollars. However, the Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS or the Canadian Dollar relative to the U.S dollar would not have a significant effect on the Company.

Environmental Risk

Environmental regulations affect the cost of exploration and development, as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required.

For a complete discussion on risk factors, please refer to the Company's Form 20-F dated April 30, 2014, filed on www.sedar.com.

Other Information

Additional information about the Company, the Company's quarterly and annual consolidated financial statements, annual information form, technical reports and other disclosure documents, is accessible at the Company's website www.adiraenergy.com or through the Company's public filings at www.sedar.com.

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